UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 July 2020

Commission File Number: 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035 STAVANGER, NORWAY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-239808) AND FORM S-8 (FILE NO. 333-168426). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Equinor ASA

Correction: Ex-Dividend Date and Record Date, Dividend for the Second Quarter of 2020

Equinor ASA announces the following correction to note 9 Subsequent events to the financial statements included in Equinor second quarter 2020 results released on 24 July 2020 (the “Second quarter 2020 release”):

The note contained incorrect ex-dividend and record dates. The correct ex-dividend date is 12 November 2020 and the correct record date 13 November 2020 (not 13 November 2020 and 19 November 2020, respectively, as stated in the Second quarter 2020 release).

All other details in note 9 Subsequent events as set out in the Second quarter 2020 results announcement remain unchanged. The full amended text of the note is set out below.

9 Subsequent events

On 23 July 2020, the board of directors resolved to declare a dividend for the second quarter of 2020 of USD 0.09 per share. The Equinor shares will trade ex-dividend 12 November 2020 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 13 November 2020 and payment date will be 25 November 2020.

On 23 July 2020 the recognised liability of USD 0.9 billion (NOK 9.1 billion) was settled to the Norwegian state as part of the 1st tranche of the share buy-back programme and according to the approval by the annual general meeting held on 14 May 2020. The corresponding shares of the first tranche of the buyback programme were cancelled 16 July 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: July 24, 2020	/s/ Sverre Serck-Hanssen
Sverre Serck-Hanssen
SVP CFO Finance